United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number:  1-9210

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Occidental Petroleum Corporation Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Occidental Petroleum Corporation

5 Greenway Plaza, Suite 110

Houston, Texas 77046

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Index

		Page

Report of Independent Registered Public Accounting Firm		3

Statements of Net Assets Available for Benefits - As of December 31, 2019 and 2018		4

Statements of Changes in Net Assets Available for Benefits - Years ended December 31, 2019 and 2018		5

Notes to Financial Statements		6

Supplemental Schedules *

1	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) - December 31, 2019	23

2	Schedule H, Line 4j – Schedule of Reportable Transactions - Year ended December 31, 2019	24

Signatures		25

Exhibit Index		26

* Other supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

To the Occidental Petroleum Corporation Pension and Retirement Plan Administrative Committee and
Plan Participants of Occidental Petroleum Corporation Savings Plan
Houston, Texas
Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Occidental Petroleum Corporation Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years ended December 31, 2019 and 2018, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years ended December 31, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information in the accompanying schedule of assets (held at end of year) as of December 31, 2019 and schedule of reportable transactions for the year ended December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2016.

Houston, Texas
June 29, 2020

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2019 and 2018
(Amounts in thousands)

	2019	2018
Assets:
Investments:
At fair value:
Common/collective trust funds	$8,524	$11,969
Common stock	391,939	525,070
Mutual funds	—	—
Plan interest in master trust accounts	1,590,631	1,286,096
Total investments at fair value	1,991,094	1,823,135
At contract value:
Plan interest in master trust accounts	299,106	327,053
Total investments at contract value	299,106	327,053

Receivables:
Notes receivable from participants	21,578	21,612
Interest and dividends	7,548	6,631
Participant contribution	136	148
Employer contribution	82	92
Total receivables	29,344	28,483
Total assets	2,319,544	2,178,671

Net assets available for benefits	$2,319,544	$2,178,671

See accompanying notes to the financial statements.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2019 and 2018
(Amounts in thousands)

	2019	2018
Changes to net assets attributable to:
Investment income (loss):
Interest	$249	$224
Dividends	28,463	34,763
Net appreciation (depreciation) in fair value of investments	(181,803)	(89,426)
Plan interest in master trust accounts investment income (loss)	332,563	(108,400)
Other	91	183
Total investment income (loss)	179,563	(162,656)

Interest income on notes receivable from participants	1,322	1,146
Contributions:
Participant	101,651	81,443
Employer	76,676	59,432
Participant rollovers	15,606	10,630
Total contributions	193,933	151,505
Deductions:
Benefits paid to participants	232,943	204,773
Administrative expenses	1,002	847
Total deductions	233,945	205,620
Net increase (decrease)	140,873	(215,625)
Net assets available for benefits:
Beginning of year	2,178,671	2,394,296
End of year	$2,319,544	$2,178,671

See accompanying notes to the financial statements.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

(1) Description of the Plan

The following description of the Occidental Petroleum Corporation Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a) General

The Plan is a defined contribution plan generally available to certain employees of Occidental Petroleum Corporation (Oxy, or the employer), a Delaware corporation, and participating subsidiaries (collectively, the Company). On August 8, 2019, pursuant to the Agreement and Plan of Merger dated as of May 9, 2019, Oxy acquired all of the outstanding shares of Anadarko Petroleum Corporation (Anadarko), with Anadarko continuing as an indirect, wholly owned subsidiary of Oxy. As a result Anadarko employees became eligible to participate in the Plan effective August 8, 2019.

The Plan is intended to be a tax-qualified plan containing a qualified cash or deferred arrangement and employee stock ownership plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Plan Administration

The Plan is administered by the Pension and Retirement Trust and Investment Committee as to investment decisions and by the Pension and Retirement Plan Administrative Committee as to all matters except investment decisions (these two committees are herein referred to collectively as the Committees).  As of December 31, 2019 and 2018, members of the Committees were selected by the board of directors of the Company (the Board).  The Committees have been given all powers necessary to carry out their respective duties, including, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants.  Bank of New York Mellon Trust Company N. A. (the Trustee) is the trustee and custodian of the trust fund, which holds all of the assets of the Plan.

(c) Contributions

Participant Contributions – Each year, participants may contribute up to the maximum contribution percentage of compensation to the Plan on a before- or after-tax basis, or in any combination thereof, subject to certain Internal Revenue Code (IRC) limitations.  For 2019 and 2018, the employee contribution percentage limits were 30% for non-Highly Compensated Employees and 15% for Highly Compensated Employees.  Participants age 50 or older by the end of the Plan year were permitted to contribute additional before-tax catch-up contributions to the Plan up to $6,000 for the 2019 and 2018 Plan years. The Plan permits Roth contributions and in-plan Roth rollover contributions.

        Newly eligible participants who do not affirmatively elect to opt out of making contributions are automatically enrolled in the Plan with a pre-tax contribution amount of 5% of base pay.

Employer Matching Contributions – The employer matching contributions for non-collectively bargained employees is an amount equal to 200% of a participant’s contribution up to the first 2% of eligible compensation, and 100% of the next 3% of eligible compensation. Certain collectively bargained employees also fall under this matching formula, as negotiated by their respective unions. Other collectively bargained employees received Company contributions between 85% and 100%, as negotiated by their respective unions, up to the first 6% of eligible compensation that a participant contributes to the Plan. All employer contributions are invested in the Oxy Stock Fund.  All vested participants may elect to transfer their employer matching contributions to other investment funds.

(d) Participant Accounts

        All participant contributions and the earnings thereon are allocated to each participant’s accounts and are invested in accordance with the participant’s investment elections in accordance with Section 404(c) of ERISA. Participants who do not make an investment election are automatically enrolled in the Plan’s qualified default investment alternative.

Each participant’s account is credited with the participant’s elected contribution, the employer’s respective matching contribution, and allocations of the respective fund’s investment income and losses, and investment manager fees.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e) Vesting

Participants are vested immediately in their contributions and employer matching contributions, plus actual earnings thereon. Participants are also fully vested in dividends paid on the portion of their employer matching contributions invested in the Oxy Stock Fund.

(f) Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of: (i) $50,000 reduced by the highest outstanding principal loan balance during the preceding 12 months, if any; (ii) 50% of their vested account balance; or (iii) an amount that would require monthly payroll deductions for repayment not greater than 25% of the participant’s monthly base compensation.  Loan terms may range from one to five years for general purpose loans and six to ten years for primary residence loans.  The maturity dates on currently outstanding notes receivable from participants range from January 2020 to December 2029. The loans are secured by the balance in the participant’s account at the time the loan is approved.  Loan interest rates are fixed on the last day of the month prior to the calendar month in which the loan is funded and rates are reasonable compared to similar loans issued by other lenders, in accordance with the Plan.  Interest rates ranged from 3% to 7% on loans outstanding as of December 31, 2019 and 2018.  Principal and interest are paid ratably through payroll deductions.

(g) Distributions

Generally, on termination of service, participants may elect to receive the vested portion of their account balance under one of the distribution options allowed by the Plan.  Participants may elect to receive distributions from their vested account balance in the Oxy Stock Fund in cash or in shares of Oxy common stock.

(h) Forfeited Accounts

Forfeited nonvested accounts are used to pay reasonable costs of administering the Plan and reduce employer contributions. At December 31, 2019 and 2018, the balance of forfeited nonvested accounts was not material. Increases to the forfeiture account balance are primarily related to nonvested account balances of previously terminated participants and the forfeiture of unclaimed benefits, in accordance with the plan document. These amounts are expected to be used to reduce future contributions, or reinstate account balances if such participants are located.

During 2019 and 2018, no forfeitures were utilized to reduce employer contributions.

(i) Expenses

Certain administrative fees are paid by participants through their Plan accounts. Other expenses of maintaining the Plan are paid by the Company and are excluded from these financial statements. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

(b) Use of Estimates

The process of preparing financial statements in conformity with United States generally accepted accounting principles (U.S. GAAP) requires management to make informed estimates and judgments regarding certain types of financial statement balances and disclosures. Changes in facts and circumstances or discovery of new information relating to such transactions and events may result in revised estimates and judgments and actual results may differ from estimates upon settlement but generally not by material amounts. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the Plan’s financial statements.

(c) Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value, with the exception of fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements. See Note 4 for a discussion of contract value investments.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes gains and losses on investments bought and sold as well as held during the year.

(d) Payment of Benefits

Benefits are recorded when paid.

(e) Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest and classified as a note receivable in the accompanying statements of net assets available for benefits. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan.

(f) Reclassifications

Certain amounts in prior years have been reclassified to conform to the current year’s presentation.

(g) Recently Issued Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06 “Plan Accounting: Defined Benefit Pension Plans (Topic 960); Defined Contribution Pension Plans (Topic 962); Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting,” (ASU 2017-06). ASU 2017-06 amends the presentation and disclosure requirements for benefit plans that hold interests in master trusts. As a result of the adoption of this standard additional disclosures and changes have been made to Note 6. The Company adopted the standard retrospectively and there was no impact on the Plan's net assets or changes in net assets.

In August 2018, the FASB issued ASU 2018-13 "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement," (ASU 2018-13). ASU 2018-13 modifies the disclosure requirements of fair value measurements in Accounting Standards Codification (ASC) Topic 820. It is effective for all reporting periods beginning after December 15, 2019, with early adoption permitted. The adoption of this standard is not expected to have a material impact on these financial statements.

(3)  Fair Value Measurements

Plan assets are measured at fair value, based on the priorities of the inputs to valuation techniques used to measure fair value, in a three-level fair value hierarchy: Level 1 – using quoted prices in the active markets for identical assets or liabilities; Level 2 – using observable inputs other than quoted prices for identical assets or liabilities; and Level 3 – using unobservable inputs. Transfers between levels, if any, are recognized at year end.

The following is a description of the valuation methodologies used for the Plan assets that are measured at fair value:

(a) Common Stocks and Preferred Stocks

Common stocks and preferred stocks are valued at the closing price reported on the active market on which the individual securities are traded.

(b) Mutual Funds

Generally, mutual funds are valued at the net asset value (NAV) of the shares held by the Plan.  If publicly registered, the value of the mutual fund can be obtained through quoted market prices in active markets.

(c) Short-Term Investment Fund

The short-term investment fund is valued at the NAV of the shares held by the Plan.

(d) Common/Collective Trusts

The common collective trusts are valued at the NAV of the units provided by the fund issuer.  The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less liabilities.

(e) Corporate Bonds

Corporate bonds are valued using quoted market price when available.  If quoted market prices are not observable, corporate bonds are valued using pricing models with market observable inputs from both active and non-active markets.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018 (amounts in thousands).  The tables do not include the Plan’s interest in master trust accounts presented in separate individual tables (see Note 6).

	Assets at fair value as of December 31, 2019
	Level 1	Total
Common stock
Occidental Petroleum Corporation	$391,939	$391,939
Total assets the fair value hierarchy, excluding
Plan’s interest in master trusts, at fair value	391,939	391,939

Investments measured at NAV:
Common/collective trusts		8,524
Investments at fair value, excluding
Plan’s interest in master trusts	$391,939	$400,463

	Assets at fair value as of December 31, 2018
	Level 1	Total
Common stock
Occidental Petroleum Corporation	$525,070	$525,070
Total assets the fair value hierarchy, excluding
Plan’s interest in master trusts, at fair value	525,070	525,070

Investments measured at NAV:
Common/collective trusts		11,969
Investments at fair value, excluding
Plan’s interest in master trusts	$525,070	$537,039

(4)  Guaranteed Investment Contracts Master Trust Account

The Plan invests in a Guaranteed Investment Contracts (GIC) Master Trust Investment Account, managed by Invesco (GIC MTIA). The account’s key objectives are to provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan. To accomplish these objectives, the GIC MTIA invests primarily in wrapper contracts also known as synthetic GICs.

Because the synthetic GICs are fully benefit-responsive, contract value is the relevant measure for the GIC MTIA. Contract value, as reported to the Plan by Invesco, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value for the synthetic GICs is determined based on the fair value of the underlying assets, which consist of various fixed income common/collective trust funds and an insurance company general account.

Crediting interest rate resets are applied to specific investment contracts, as determined at the time of purchase.  The reset values for security-backed investment interest rates are a function of contract value, market value, yield, and duration.  General account investment rates are based on a predetermined index rate of return plus a fixed-basis point spread. The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting rate. The key factors that influence future interest crediting rates for the synthetic GIC and the wrapper contracts include, but are not limited to, the level of market interest rates, the Plan cash flow, the investment returns generated by the fixed income investments that back the contract or the duration of the underlying investments backing the contract.

The following represents the disaggregation of contract value between types of investment contracts held by the Plan (amounts in thousands):

	As of December 31,
	2019	2018
Common/collective trust	$15,095	$25,932
Synthetic guaranteed investment contracts
Common/collective trusts
Fixed income funds	420,799	449,177
Total synthetic guaranteed investment contracts	420,799	449,177

Total investments	$435,894	$475,109

The Plan’s ability to receive amounts due is dependent on the issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

There are certain events not initiated by participants that limit the ability of the GIC MTIA to transact with the synthetic GIC issuer at contract value.  These events include, but are not limited to: (i) termination of the Plan, (ii) Company election to withdraw from a contract in order to change investment provider, and (iii) termination of a contract upon short notice due to the loss of the Plan’s qualified status or material and adverse changes to the Plan’s provision.  The Committees are not aware of any such event being contemplated at this time.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Such events include (1) a breach of material obligation under the contract, (2) a material misrepresentation, and (3) a material amendment to the agreement without the consent of the issuer.

(5) Oxy Stock Fund

The Oxy Stock Fund is a unitized stock fund which includes shares of Oxy’s common stock, valued at quoted market price, and may also include interest earning cash.

Information regarding the net assets and the significant components of the changes in net assets relating to the Oxy Stock Fund, which includes both participant-directed and non-participant-directed investments, is as follows (amounts in thousands):

	As of December 31,
	2019	2018
Net assets:
Common/collective trust	$8,339	$11,654
Oxy common stock	391,939	525,070
Interest and dividends receivable	7,548	6,629
	$407,826	$543,353

	Year ended December 31,
	2019	2018
Changes in net assets:
Contributions	$81,827	$64,308
Investment income	28,703	26,903
Net depreciation in fair value of investments	(181,629)	(99,358)
Transfers between funds	(20,874)	(78,731)
Benefits paid to participants	(43,471)	(45,619)
Administrative expenses	(83)	(89)
Changes in net assets	$(135,527)	$(132,586)

(6) Plan Interest in Master Trust Accounts

Effective June 29, 2018, certain investment funds available to participants were replaced and Target Date Funds, Index Funds, and Active Funds were added to the Plan investment options. In conjunction with these changes, the Occidental Petroleum Corporation Defined Contribution Plan Master Trust (DCP Master Trust) was established. The Plan and the Oxy Retirement Plan each own an undivided interest in the DCP Master Trust.

The Plan also invests in three Master Trust Investment Accounts (MTIA), a synthetic GIC fund managed by Invesco (GIC MTIA), a convertible bond fund managed by Advent Capital Management (Advent MTIA), and a small cap equity fund managed by Alliance Bernstein Institutional Investment Management (Bernstein MTIA).  The Plan and the Oxy Retirement Plan each own an undivided interest in the GIC MTIA.  The Plan and the Oxy Master Retirement Trust each own an undivided interest in the Advent MTIA and Bernstein MTIA.

The following table presents the Plan interest in each master trust account (amounts in thousands):

	As of December 31,
	2019	2018
Plan interest in master trust accounts:
DCP Master Trust, at fair value	$1,486,210	$1,187,820
GIC MTIA, at contract value	299,106	327,053
Advent MTIA, at fair value	15,381	14,297
Bernstein MTIA, at fair value	89,040	83,979
Net assets	$1,889,737	$1,613,149

The following table presents the fair value of net assets held by the DCP Master Trust, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2019		2018
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Assets of DCP Master Trust:
Assets:
Investments at fair value as determined by quoted market price:
Short-term investment fund	$230	$153	$146	$96
Common/collective trust	1,796,703	1,191,998	1,427,485	937,067
Common stocks	7,174	4,759	2,543	1,669
Mutual funds	435,836	289,149	379,024	248,809
Total investments	2,239,943	1,486,059	1,809,198	1,187,641
Receivables:
Due from broker for securities sold	27	18	31	20
Accrued investment income	298	198	273	179
Total receivables	325	216	304	199
Total assets	2,240,268	1,486,275	1,809,502	1,187,840
Liabilities:
Due to broker for securities purchased	98	65	31	20
Total liabilities	98	65	31	20
Net assets of DCP Master Trust	$2,240,170	$1,486,210	$1,809,471	$1,187,820
Plan’s percentage interest in DCP Master Trust net assets		66%		66%

The following table presents the changes in the net assets of the DCP Master Trust, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year Ended December 31,
	2019	2018
Net appreciation (depreciation) in fair value of investments:
Common/collective trust	$353,240	$(105,568)
Common stocks	838	(694)
Mutual funds	71,441	(41,613)
Net appreciation (depreciation)	425,519	(147,875)
Interest and dividends	11,691	7,828
Less investment expenses	(472)	(142)
Investment income (loss)	436,738	(140,189)

Transfers in	347,750	2,313,366
Transfers out	(353,789)	(363,706)
Changes in net assets	$430,699	$1,809,471

The following tables provide fair value measurement information for the DCP Master Trust, in which the Plan owns an undivided interest at December 31, 2019 and 2018 (amounts in thousands):

	Assets at fair value as of December 31, 2019
	Level 1	Level 2	Total
Short-term investment fund	$—	$230	$230
Common stocks	7,174	—	7,174
Mutual funds	435,836	—	435,836
Total assets in the fair value hierarchy	443,010	230	443,240

Investments measured at NAV
Common/collective trust			1,796,703
Total assets at fair value	$443,010	$230	$2,239,943

	Assets at fair value as of December 31, 2018
	Level 1	Level 2	Total
Short-term investment fund	$—	$146	$146
Common stocks	2,543	—	2,543
Mutual funds	379,024	—	379,024
Total assets in the fair value hierarchy	381,567	146	381,713

Investments measured at NAV
Common/collective trust			1,427,485
Total assets at fair value	$381,567	$146	$1,809,198

The following table presents the net assets held by the GIC MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2019		2018
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Assets:
Investments, at contract value (see Note 4):
Common/collective trusts	$15,095	$10,358	$25,932	$17,852
Synthetic guaranteed investment contracts:
Common/collective trusts - fixed income funds	420,799	288,753	449,177	309,221
Total investments	435,894	299,111	475,109	327,073
Receivables:
Accrued investment income	14	10	45	31
Total receivables	14	10	45	31
Total assets	435,908	299,121	475,154	327,104
Liabilities:
Accrued expenses	21	15	74	51
Total liabilities	21	15	74	51
Net assets of GIC MTIA	$435,887	$299,106	$475,080	$327,053
Plan’s percentage interest in GIC MTIA net assets		69%		69%

The following table presents the changes in net assets of the GIC MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2019	2018
Interest Income	$12,815	$12,802
Less investment expenses	(363)	(450)
Total investment income	12,452	12,352

Transfers in	37,495	78,353
Transfers out	(89,140)	(102,898)
Changes in net assets	$(39,193)	$(12,193)

The following table presents the fair value of the net assets held by the Advent MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2019		2018
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Assets of Advent MTIA:
Assets:
Investments at fair value as determined by quoted market price:
Short-term investment fund	$2,114	$891	$2,773	$799
Common/collective trust	86	36	—	—
Common stocks	—	—	7	2
Preferred stocks	1,981	835	2,567	739
Corporate bonds	34,461	14,523	46,664	13,437
Total investments	38,642	16,285	52,011	14,977
Cash and cash equivalents	74	31	298	86
Receivables:
Due from broker for securities sold	—	—	368	106
Accrued investment income	88	37	142	41
Foreign currency contracts	18	8	4	1
Total receivables	106	45	514	148
Total assets	38,822	16,361	52,823	15,211
Liabilities:
Due to broker for securities sold	—	—	120	35
Accrued expenses	110	46	122	35
Payable under securities lending agreement	2,114	891	2,773	799
Foreign currency contracts	100	43	157	45
Total liabilities	2,324	980	3,172	914
Net assets of Advent MTIA	$36,498	$15,381	$49,651	$14,297
Plan’s percentage interest in Advent MTIA net assets		42%		29%

The following table presents the changes in the net assets of the Advent MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2019	2018
Net appreciation (depreciation) in fair value of investments:
Foreign currency transactions	$345	$615
Common stocks	2	(124)
Preferred stocks	629	(370)
Corporate bonds	6,456	(3,504)
Net appreciation (depreciation)	7,432	(3,383)
Interest and dividends	518	1,052
Less investment expenses	(374)	(461)
Investment income (loss)	7,576	(2,792)

Transfers in	2,885	3,326
Transfers out	(23,614)	(12,889)
Changes in net assets	$(13,153)	$(12,355)

        The following tables provide fair value measurement information for the Advent MTIA, in which the Plan owns an undivided interest at December 31, 2019 and 2018 (amounts in thousands):

	Assets at fair value as of December 31, 2019
	Level 1	Level 2	Total
Short-term investment fund	$—	$2,114	$2,114
Preferred stock	1,981	—	1,981
Corporate bonds	—	34,461	34,461
Foreign currency contracts	—	18	18
Total assets in the fair value hierarchy	1,981	36,593	38,574

Investments measured at NAV
Common/collective trust			86
Total assets at fair value	$1,981	$36,593	$38,660

	Liabilities at fair value as of December 31, 2019
Foreign currency contracts	$—	$100	$100
Total liabilities at fair value	$—	$100	$100

	Assets at fair value as of December 31, 2018
	Level 1	Level 2	Total
Short-term investment fund	$—	$2,773	$2,773
Common stock	7	—	7
Preferred stock	2,567	—	2,567
Corporate bonds	—	46,664	46,664
Foreign currency contracts	—	4	4
Total assets in the fair value hierarchy	2,574	49,441	52,015

Investments measured at NAV
Common/collective trust			—
Total assets at fair value	$2,574	$49,441	$52,015

	Liabilities at fair value as of December 31, 2018
Foreign currency contracts	$—	$157	$157
Total liabilities at fair value	$—	$157	$157

The Advent MTIA participated in the Trustee’s Securities Lending Program (the Securities Lending Program) for its U.S. securities held in custody at the Trustee.  Under the Securities Lending Program, these securities are loaned by the Trustee to third-party broker-dealers in exchange for collateral (primarily cash), in compliance with Department of Labor’s collateral requirements.  The collateral is at least 102% of the fair value of the borrowed securities. The cash received as collateral is invested in the Trustee’s Institutional Cash Reserves Fund, which is a short-term investment fund, or the Trustee’s Overnight Government Fund, which is an overnight government reverse repurchase investment fund.

The fair value of the Advent MTIA securities loaned was approximately $2,054,000 and $2,670,000 at December 31, 2019 and 2018, respectively.  Cash collateral of approximately $2,114,000 and $2,773,000 was held at December 31, 2019 and 2018, respectively, with an offsetting liability.  Income earned during 2019 and 2018 was approximately $12,000 and $25,000, respectively, net of bank fees of approximately $7,000 and $13,000, respectively. This income is included as interest income for the Advent MTIA.

The Advent MTIA uses foreign currency derivatives to reduce foreign currency risk. The Advent MTIA does not designate these swaps as hedging instruments. Approximately $278,000 and $474,000 net gain from these derivatives were recognized in investment income for the years ended December 31, 2019 and 2018, respectively.

The following tables show the notional amount and fixed weighted average contract rate of foreign currency swap contracts outstanding as of December 31, 2019 and 2018 (dollar amounts in thousands):

	December 31, 2019
	Receive U.S. Dollars		Pay U.S. Dollars
Currency	Notional	Fixed Weighted Average Contract Rate	Notional	Fixed Weighted Average Contract Rate
EUR	5,967	1.114640	700	1.114501
GBP	1,019	1.310223	240	1.305983
HKD	8,887	7.795742	2,000	7.802212
CHF	586	0.978562	120	0.976791
JPY	439,100	109.271900	127,000	109.080900

	December 31, 2018
	Receive U.S. Dollars		Pay U.S. Dollars
Currency	Notional	Fixed Weighted Average Contract Rate	Notional	Fixed Weighted Average Contract Rate
EUR	5,412	1.140818	600	1.141418
GBP	739	1.281341	—	—
HKD	19,050	7.828384	2,900	7.823295
CHF	1,188	0.997552	85	0.983400
JPY	500,950	112.297393	29,300	110.171900

        The Advent MTIA’s foreign currency swaps outstanding at December 31, 2019 have settlement dates in February 2020. Foreign currency swaps outstanding at December 31, 2018 settled in February 2019. The Advent MTIA’s derivative instruments do not require collateral by either party. All of the Advent MTIA’s derivative transactions are in the OTC market and as a result, are subject to counterparty credit risk to the extent the counterparty is unable to meet its settlement commitments. The Advent MTIA’s sole counterparty is the Bank of New York Mellon, a related party.

The following table presents the fair value of net assets held by the Bernstein MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2019		2018
	Master Trust Balances	Plan's Interest in Master Trust Accounts	Master Trust Balances	Plan's Interest in Master Trust Accounts
Assets of Bernstein MTIA:
Assets:
Investments at fair value as determined by quoted market price:
Short-term investment fund	$23,446	$14,917	$32,161	$22,665
Common/collective trust	4,107	2,613	—	—
Common stocks	135,969	86,503	116,881	82,370
Total investments	163,522	104,033	149,042	105,035
Receivables:
Due from broker for securities sold	—	—	3,843	2,708
Accrued investment income	154	98	155	110
Total receivables	154	98	3,998	2,818
Total assets	163,676	104,131	153,040	107,853
Liabilities:
Due to broker for securities purchased	274	174	—	—
Payable under securities lending agreement	23,446	14,917	32,161	22,665
Other	—	—	1,716	1,209
Total liabilities	23,720	15,091	33,877	23,874
Net assets of Bernstein MTIA	$139,956	$89,040	$119,163	$83,979
Plan’s percentage interest in Bernstein MTIA net assets		63%		70%

The following table presents the changes in the net assets of the Bernstein MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2019	2018
Net appreciation (depreciation) in fair value of investments:
Common stocks	$26,638	$(24,335)
Interest and dividends	2,183	2,005
Less investment expenses	(1,033)	(1,199)
Investment income (loss)	27,788	(23,529)

Transfers in	11,803	10,928
Transfers out	(18,798)	(21,823)
Changes in net assets	$20,793	$(34,424)

The following table provides fair value measurement information for the Bernstein MTIA, in which the Plan owns an undivided interest at December 31, 2019 and 2018 (amounts in thousands):

	Assets at fair value as of December 31, 2019
	Level 1	Level 2	Total
Short-term investment fund	$—	$23,446	$23,446
Common stocks	135,969	—	135,969
Total assets in the fair value hierarchy	135,969	23,446	159,415

Investments measured at NAV
Common/collective trust			4,107
Total assets at fair value	$135,969	$23,446	$163,522

	Assets at fair value as of December 31, 2018
	Level 1	Level 2	Total
Short-term investment fund	$—	$32,161	$32,161
Common stocks	116,881	—	116,881
Total assets in the fair value hierarchy	116,881	32,161	149,042

Investments measured at NAV
Common/collective trust			—
Total assets at fair value	$116,881	$32,161	$149,042

The Bernstein MTIA also participated in the Securities Lending Program for its U.S. securities held in custody at the Trustee to provide incremental income during the years ended December 31, 2019 and 2018.  Details of the Securities Lending Program are discussed above.

The fair value of securities loaned was approximately $22,708,000 and $30,871,000 at December 31, 2019 and 2018, respectively.  Cash collateral of approximately $23,446,000 and $32,161,000 was held at December 31, 2019 and 2018, respectively, with an offsetting liability.  Income earned during 2019 and 2018 was approximately $25,000 and $61,000, respectively, net of bank fees of approximately $13,000 and $33,000, respectively. This income is included as interest income for the Bernstein MTIA.

(7) Related-Party Transactions

The Trustee and Oxy are parties in interest as defined by ERISA.  The Trustee invests certain Plan assets in its Collective Short-Term Investment Fund and the Oxy Stock Fund.  Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations.  Oxy paid approximately $628,000 and $608,000 on behalf of the Plan to various vendors for the Plan’s administrative expenses during 2019 and 2018, respectively.

(8) Plan Termination

Although it has not expressed any intent to do so, Oxy has the right under the Plan’s provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(9) Tax Status

The Internal Revenue Service (IRS) has determined and informed Oxy, by a letter dated September 25, 2013, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Committees, using their judgment and the advice of their advisors, believe that the Plan is currently designed and operating in a manner that preserves its tax-qualified status.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress.

(10) Risks and Uncertainties

The Plan invests in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Risks associated with the Oxy Stock Fund include those disclosed by Oxy in its annual report on Form 10-K filed with the Securities and Exchange Commission and its other public filings and disclosures.

Additionally, some mutual funds invest in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

Certain derivative financial instruments are used by the Plan’s equity and fixed-income investment managers to remain fully invested in the asset class and to hedge currency risk.

As of December 31, 2019 and 2018, approximately 17% and 24%, respectively, of total Plan investments were invested in shares of Oxy common stock.

(11) Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 to be filed by October 15, 2020 (amounts in thousands):

	As of December 31,
	2019	2018
Net assets available for benefits per the financial statements	$2,319,544	$2,178,671
Amounts allocated to withdrawing participants	(224)	(100)
Net assets available for benefits per the Form 5500	$2,319,320	$2,178,571

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 to be filed by October 15, 2020 (amounts in thousands):

	Year ended December 31,
	2019	2018
Benefits paid to participants per the financial statements	$232,943	$204,773
Amounts allocated to withdrawing participants at December 31, 2019 and 2018	224	100
Amounts allocated to withdrawing participants at December 31, 2018 and 2017	(100)	(589)
Benefits paid to participants per the Form 5500	$233,067	$204,284

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31st, but are not yet paid as of that date.

(12)  Subsequent Events

(a)  COVID-19

Beginning in the first quarter of 2020, the COVID-19 pandemic has adversely affected the global economy, disrupted global supply chains and created significant volatility in financial markets. In addition, the COVID-19 pandemic has resulted in travel restrictions, business closures and the institution of quarantining and other restrictions on movement in many communities. As a result, there has been a significant reduction in demand for and prices of crude oil, natural gas and natural gas liquids (NGL). If the reduced demand for and prices of crude oil, natural gas and NGL continue for a prolonged period, the Plan Sponsor’s operations, financial condition, cash flows, level of expenditures and the quantity of estimated proved reserves that may be attributed to its properties may be materially and adversely affected. The extent to which the COVID-19 pandemic adversely affects the Plan Sponsor’s business, results of operations, and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic. The COVID-19 pandemic may also materially and adversely affect the Plan Sponsor’s operating and financial results in a manner that is not currently known to it or that it does not currently consider to present significant risks to its operations.

(b) CARES Act

The Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) was signed into law on March 27, 2020. Effective April 21, 2020, the Plan adopted the following provisions for participants who are qualified individuals as defined in the CARES Act. First, the Plan allows qualified individuals to make a Coronavirus-Related Distribution (CRD) of up to $100,000 beginning on or after January 1, 2020 and before December 31, 2020. Participants have up to three years to repay the CRD. The portion of a CRD that is not repaid by a participant will be taxable income to the participant, but the 10% early withdrawal penalty is waived. Second, the Plan adopted the temporary loan repayment suspension provision of the CARES Act. This provision adopted by the Plan allows qualified individuals to suspend loan repayments due from March 27, 2020 through December 31, 2020 until January 2021. Finally, as allowed by the CARES Act, the Plan temporarily increased the loan amount available to the lesser of $100,000 or 100% of a qualified individual's vested balance. This temporary increase is available from April 21, 2020 to September 22, 2020.

(c) New Fiduciary Structure

Effective March 25, 2020, the Board delegated its authority to appoint, remove, and monitor members of the Administrative Committee and the Investment Committee to a fiduciary appointment officer.

OCCIDENTAL PETROLEUM CORPORATION	Schedule 1
SAVINGS PLAN
EIN #95-4035997, Plan #001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
(Dollar amounts in thousands)

(a)	(b)	(c)	(d)	(e)
		Description of investment,
		including maturity date, rate of
Related	Identity of issue, borrower,	interest, collateral, par, maturity		Current
party	lessor, or similar party	value, or duration	Cost (1)	value
	Short-Term Investment Fund:
*	BNY Short-Term Investment Fund (2)	A collective trust investing in short-term securities, 8,523,640 units		8,524
	Common stock:
*	Occidental Petroleum Corporation (2)	Common stock, 9,510,768 shares	307,302	391,939

*	Participant notes receivable:	1,902 participant loans, various maturities ranged from January 2020 to December 2029, interest rates range from 3% to 7%, balances collateralized by participant account		21,578
	Plan interest in master trust accounts:
	Oxy Defined Contribution Plan Master Trust Account	Participation in master trust agreement		1,486,210
	Oxy Combined Advent Capital Management Master Trust	Master trust investment account, 547,012 units		15,381
	Oxy Combined Alliance Bernstein Master Trust	Master trust investment account, 1,074,831 units		89,040
	Guaranteed Investment Contracts Master Trust	Master trust investment account,13,475,741 units		299,106
		Total Plan interest in master trust accounts		1,889,737
		Total		$2,311,778

(1)	Cost information omitted for participant-directed investment.
(2)	Includes non-participant-directed investments.
*	Represents a party in interest as defined by ERISA.

See accompanying independent Auditor’s Report.

OCCIDENTAL PETROLEUM CORPORATION	Schedule 2
SAVINGS PLAN
EIN #95-4035997, Plan #001
Schedule H, Line 4j - Schedule of Reportable Transactions
Year ended December 31, 2019
(Dollar amounts in thousands)

Identity of party involved	Description of asset (includes interest rate and maturity in case of loan)	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net gain
Series of transactions:
* Bank of New York	EB Temporary Investment Fund:
	241 Acquisitions	$109,885	$—	$—	$—	$109,885	$109,885	$—
	255 Dispositions	$—	$113,331	$—	$—	$113,331	$113,331	$—

*  Represents a party-in-interest, as defined by ERISA.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Occidental Petroleum Corporation Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OCCIDENTAL PETROLEUM CORPORATION SAVINGS PLAN

By	/s/ Michele Oubre
Michele Oubre - Chair of the
Occidental Petroleum Corporation
Pension and Retirement Plan Administrative Committee

Dated:  June 29, 2020

Exhibit Index

Exhibit
No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm